CHINA MEDIA GROUP CORPORATION
February 5, 2008
Division of Corporate Finance Securities and Exchange Commission Washington, D.C. 20549 United States
Attn:	Larry Spirgel, Assistant Director Division of Corporate Finance
Re:	China Media Group Corporation Registration Statement on Form SB-2 File No. 333-148603 Filed January 11,2008 Post-Effective Amendment Number 3 to Form SB-2 File No. 333-141381 Filed January 17, 2008
Dear Mr. Fischer,

We refer to your letter dated February 4, 2008 in regard to the comments on our Form SB-2 filed January 11, 2008 ("New SB-2) and the Post-Effective Amendment Number 3 to Form SB-2 ("Post-Effective SB-2"), and hereby submit our replies as follows:-

Capitalization, page 4 Point 1: We have made the amendments to the New SB-2.
Equity Line of Credit Arrangement, page 23 Point 2 & 3: We have made the amendments to the New SB-2 and the Post-Effective SB-2.
Selling Stockholder, page 56 Point 4: We have made the amendments to the New SB-2 on page 58.

We have enclosed the marked up copy of the changes for your review.

Please also note that our mailing address is now Suite 1403, Wan Chai Commercial Center, 194-204 Johnston Road, Wanchai, Hong Kong.

For and on behalf of
China Media Group Corporation

/s/ Con Unerkov
________________________________
Con Unerkov - President

Suite 1403, Wan Chai Commercial Center, 194-204 Johnston Road, Wanchai, Hong Kong Tel: +852 3171 1208 ext 222 Fax: +852 3171 1206